UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

Gulf United Energy, Inc.
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(Name of Issuer)

Common Stock, par value $.001
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(Title of Class of Securities)

402580104
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(CUSIP Number)

P.O. Box 22165
Houston, Texas 77227-2165
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2010
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 402580104

1. Names of Reporting Person: James M. Askew

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)          [  ]
(b)          [  ]

3. SEC Use Only.

4. Citizenship or Place of Organization: United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power.	35,003,000(1)

	6.	Shared Voting Power.	0

	7.	Sole Dispositive Power.	35,003,000(1)

	8.	Shared Dispositive Power.	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 35,003,000(1)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares. [ ]

11. Percent of Class Represented by Amount in Row (9):  15.8%(2)

12. Type of Reporting Person:  IN

(1)
Includes (i) 20,000,000 shares of Issuer common stock to be issued to the Reporting Person at a later date pursuant to a debt conversion agreement, dated March 12, 2010, by and between the Reporting Person and the Issuer and (ii) 5,000,000 shares of Issuer common stock to be issued to the Reporting Person at a later date pursuant to an assignment agreement, dated March 12, 2010, by and among the Reporting Person, the Issuer, and other third parties.

(2)
Based on 222,203,000 shares of common stock of the Issuer beneficially outstanding as of March 18, 2010, as indicated in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 18, 2010, as amended March 23, 2010.

Item 1.

(a)  Name of Issuer:  Gulf United Energy, Inc. (the “Issuer”)

(b)  Address of Issuer’s Principal Executive Offices: P.O. Box 22165, Houston, Texas 77227-2165

Item 2.

(a)  Name of Person Filing:  James M. Askew

(b)  Address of Principal Business Office or, if none, Residence: 3 Riverway, Ste. 1800, Houston, Texas 77056

(c)  Citizenship: United States of America

(d)  Title of Class of Securities: This Statement relates to the common stock of the Issuer, par value $0.001 per share

(e)  CUSIP Number: 402580104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	❑	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	❑	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	❑	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	❑	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	❑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	❑	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	❑	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	❑	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	❑	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Act of 1940 (15 U.S.C. 80a-3);

(j)	❑	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount Beneficially Owned:  35,003,000, which includes (i) 20,000,000 shares of Issuer common stock to be issued to the Reporting Person at a later date pursuant to a debt conversion agreement, dated March 12, 2010, by and between the Reporting Person and the Issuer and (ii) 5,000,000 shares of Issuer common stock to be issued to the Reporting Person at a later date pursuant to an assignment agreement, dated March 12, 2010, by and among the Reporting Person, the Issuer, and other third parties.

(b)
Percent of Class:  15.8%, based on 222,203,000 shares of common stock of the Issuer benficially outstanding as of March 18, 2010, as indicated in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 18, 2010, as amended March 23, 2010.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 35,003,000

(ii)	Shares power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 35,003,000

(iv)	Shares power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2010

Signature: /s/ JAMES M. ASKEW
James M. Askew